UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Warburg Pincus Capital Corp I-B

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G9460M108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Warburg Pincus Capital Corp I-B Sponsor, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,930,416(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,930,416(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,930,416(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 29.47%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 22,930,416 Class A ordinary shares acquirable in respect of (i) 13,613,750 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination or at the option of the holder and (ii) 9,316,666 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)

Calculated based on (i) 54,875,000 Class A ordinary shares outstanding as of November 11, 2021 as reported on the Issuer’s Form 10-Q/A, filed on January 18, 2022, and (ii) 22,930,416 Class A ordinary shares issuable in connection with the 13,613,750 Class B Shares and 9,316,666 Private Placement Warrants.

1.	Names of Reporting Persons Warburg Pincus Capital Corp GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,930,416(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,930,416(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,930,416(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 29.47%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 22,930,416 Class A ordinary shares acquirable in respect of (i) 13,613,750 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination or at the option of the holder and (ii) 9,316,666 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)

Calculated based on (i) 54,875,000 Class A ordinary shares outstanding as of November 11, 2021 as reported on the Issuer’s Form 10-Q/A, filed on January 18, 2022, and (ii) 22,930,416 Class A ordinary shares issuable in connection with the 13,613,750 Class B Shares and 9,316,666 Private Placement Warrants.

1.	Names of Reporting Persons Warburg Pincus Partners II (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,930,416(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,930,416(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,930,416(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 29.47%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 22,930,416 Class A ordinary shares acquirable in respect of (i) 13,613,750 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination or at the option of the holder and (ii) 9,316,666 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)

Calculated based on (i) 54,875,000 Class A ordinary shares outstanding as of November 11, 2021 as reported on the Issuer’s Form 10-Q/A, filed on January 18, 2022, and (ii) 22,930,416 Class A ordinary shares issuable in connection with the 13,613,750 Class B Shares and 9,316,666 Private Placement Warrants.

1.	Names of Reporting Persons Warburg Pincus Partners II Holdings (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,930,416(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,930,416(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,930,416(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 29.47%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 22,930,416 Class A ordinary shares acquirable in respect of (i) 13,613,750 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination or at the option of the holder and (ii) 9,316,666 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)

Calculated based on (i) 54,875,000 Class A ordinary shares outstanding as of November 11, 2021 as reported on the Issuer’s Form 10-Q/A, filed on January 18, 2022, and (ii) 22,930,416 Class A ordinary shares issuable in connection with the 13,613,750 Class B Shares and 9,316,666 Private Placement Warrants.

1.	Names of Reporting Persons WPP II Administrative (Cayman), LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,930,416(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,930,416(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,930,416(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 29.47%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 22,930,416 Class A ordinary shares acquirable in respect of (i) 13,613,750 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination or at the option of the holder and (ii) 9,316,666 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)

Calculated based on (i) 54,875,000 Class A ordinary shares outstanding as of November 11, 2021 as reported on the Issuer’s Form 10-Q/A, filed on January 18, 2022, and (ii) 22,930,416 Class A ordinary shares issuable in connection with the 13,613,750 Class B Shares and 9,316,666 Private Placement Warrants.

1.	Names of Reporting Persons Warburg Pincus (Bermuda) Private Equity GP Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,930,416(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,930,416(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,930,416(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 29.47%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 22,930,416 Class A ordinary shares acquirable in respect of (i) 13,613,750 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination or at the option of the holder and (ii) 9,316,666 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)

Calculated based on (i) 54,875,000 Class A ordinary shares outstanding as of November 11, 2021 as reported on the Issuer’s Form 10-Q/A, filed on January 18, 2022, and (ii) 22,930,416 Class A ordinary shares issuable in connection with the 13,613,750 Class B Shares and 9,316,666 Private Placement Warrants.

Item 1(a).	Name of Issuer

Warburg Pincus Capital Corp I-B (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices

450 Lexington Avenue New York, New York 10017

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Warburg Pincus Capital Corp I-B Sponsor, L.P.

(ii)  Warburg Pincus Capital Corp GP LLC

(iii)  Warburg Pincus Partners II (Cayman), L.P.

(iv) Warburg Pincus Partners II Holdings (Cayman), L.P.

(v)   WPP II Administrative (Cayman), LLC

(vi) Warburg Pincus (Bermuda) Private Equity GP Ltd.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

450 Lexington Avenue New York, New York 10017

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, par value $0.0001 per share.

Item 2(e).	CUSIP Number

G9460M108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)   Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)  Percent of Class:

See responses to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are directly held by Warburg Pincus Capital Corp I-B Sponsor, L.P. (the “Sponsor”). The Sponsor is controlled by Warburg Pincus Capital Corporation GP LLC (“GP”), its general partner. Warburg Pincus Partners II (Cayman), L.P. (“LP”) is the managing member of GP and may be deemed to have or share beneficial ownership of the securities held by our sponsor. Warburg Pincus (Bermuda) Private Equity GP Ltd. is the general partner of LP and may be deemed to have or share beneficial ownership of the securities held by the Sponsor. This Statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Warburg Pincus Capital Corp I-B Sponsor, L.P.

By:	Warburg Pincus Capital Corporation GP LLC, its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus Partners II Holdings (Cayman), L.P.
By:	WPP II Administrative (Cayman), LLC
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

/s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, dated as of February 14, 2022